AB 3/3

SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

08026425

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Laura Street, Suite 3625
(No. and Street)

Jacksonville (City) FL (State) 32202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin C. Bishop, Jr. (904) 354-5573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBA Certified Public Accountants, PA
(Name – *if individual, state last, first, middle name*)

501 Riverside Ave, Suite 800 (Address) Jacksonville (City) FL (State) 32202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of February 8, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

FINANCIAL REPORT

Year Ended December 31, 2007

CONTENTS

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4913
Phone: 904.396.4015
Fax: 904.399.4012
www.thelbagroup.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying consolidated statement of financial condition of Allen C. Ewing & Co. (collectively referred to as "the Company") as of December 31, 2007, and the related consolidated statements of operations, comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. and affiliate as of December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The computation of net capital computed under Rule 15c3-1 of the Securities and Exchange Commission on page 13 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information on pages 14 through 16 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

LBA Certified Public Accountants, P.A.

February 8, 2008

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 175,226
Restricted cash	100,000
Marketable securities	29,694
Accounts receivable	67,471
Deferred tax asset	204,571
Furniture and equipment, net	21,755
Other assets	9,418
TOTAL ASSETS	$ 608,135

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 38,112
Due to parent	55,000
Total Liabilities	93,112
STOCKHOLDER'S EQUITY:	
Controlling interest:	
Common stock	510
Additional paid-in capital	896,703
Accumulated deficit	(344,593)
Accumulated other comprehensive income	12,534
Total Controlling Interest	565,154
Noncontrolling Interest In Affiliate	(50,131)
Total Stockholder's Equity	515,023
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 608,135

See accompanying notes.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Investment banking fees	$ 530,057
Loan placement fees	63,202
Private placement fees	368,422
Brokerage commissions market securities	288,453
Ewing Fund I Mgmt and admin. fees	99,830
Ewing Fund III Mgmt and admin. fees	51,000
Loan review fees	194,935
Interest and dividend income	16,377
Total Revenues	1,612,276
EXPENSES:	
Investment banking commissions	221,444
Loan participation commissions	35,684
Private placement commissions	177,263
Brokerage commissions	89,191
Ewing Fund III commissions	21,991
Total commissions and expenses	545,573
Salaries, consultants, and employee benefits	436,262
General and administrative	375,183
Occupancy and maintenance	196,677
Total operating and administrative expenses	1,008,122
Brokerage and clearing	118,393
Loan review costs	123,961
Professional and regulatory	143,679
Advertising and promotion	41,120
Depreciation	13,346
Interest expense	3,385
Total other expenses	443,884
Total Expenses	1,997,579
LOSS BEFORE INCOME TAX BENEFIT	(385,303)
INCOME TAX BENEFIT	139,581
CONSOLIDATED NET LOSS	(245,722)
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST IN AFFILIATE	(7,794)
NET LOSS ATTRIBUTABLE TO CONTROLLING INTEREST	$ (253,516)

See accompanying notes.

ALLEN C. EWING & CO
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2007

CONSOLIDATED NET LOSS	$ (245,722)
OTHER COMPREHENSIVE INCOME:	
Unrealized holding gains on securities (net of tax)	3,662
CONSOLIDATED COMPREHENSIVE LOSS	$ (242,060)

See accompanying notes.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Controlling Interest	Non-Controlling Interest	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2006	$ 10	$ 797,203	$ (91,077)	$ 8,872	$ 715,008	$ (57,925)	$ 657,083
Unrealized gain on available for sale securities, net of tax	-	-	-	3,662	3,662	-	3,662
Issuance of common stock	500	99,500	-	-	100,000	-	100,000
Net (Loss) Income	-	-	(253,516)	-	(253,516)	7,794	(245,722)
BALANCE, DECEMBER 31, 2007	$ 510	$ 896,703	$ (344,593)	$ 12,534	$ 565,154	$ (50,131)	$ 515,023

See accompanying notes.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Consolidated net loss	$ (245,722)
Adjustments to reconcile consolidated net loss to net cash used by operating activities:	
Depreciation	13,346
Income tax benefit	(139,581)
Net changes in:	
Accounts receivable	64,003
Other assets	12,701
Accounts payable and accrued expenses	(12,384)
Net Cash Used By Operating Activities	(307,637)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(7,235)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net repayments to parent	(13,900)
Net repayments from officer	49,275
Issuance of common stock	100,000
Net Cash Provided By Financing Activities	135,375
NET DECREASE IN CASH AND CASH EQUIVALENTS	(179,497)
CASH AND CASH EQUIVALENTS, BEGINNING	354,723
CASH AND CASH EQUIVALENTS, ENDING	$ 175,226

See accompanying notes.

NOTE 1: NATURE OF BUSINESS

Organization

Allen C. Ewing & Co. (ACE) is incorporated in the State of Florida as a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation (SIPC). ACE provides full-service securities brokerage and investment banking, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, and valuations of securities for institutions located primarily in the Southeast United States.

Ewing Loan Advisors, Inc. (ELA) is incorporated in the state of Florida and provides loan review and advisory services to community banks and thrifts in the Southeast United States

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

Financial Accounting Standards Board Interpretation No. 46 (R), *Consolidation of Variable Interest Entities* ("FIN 46"), requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The accompanying financial statements include the accounts of Allen C. Ewing & Co. and its affiliate Ewing Loan Advisors, Inc. (collectively referred to as the "Company") which are under common control. Allen C. Ewing & Co. has adopted the Financial Accounting Standards Board Interpretation No. 46R Consolidating Variable Interest Entities - Interpretation of ARB No. 51. Ewing Loan Advisors, Inc. is a variable interest entity of Allen C. Ewing & Co. and, accordingly, consolidation is required. All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Any instrument which has an original maturity of ninety days or less when purchased is considered a cash equivalent.

Restricted Cash

Restricted cash is held by ACE for the purpose of complying with the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). See Note 6.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Management evaluates specific trade receivables outstanding greater than ninety days, makes an estimate of losses to be sustained, and includes this amount in the allowance for doubtful accounts. Uncollectible amounts are charged against the allowance account when management determines, after unsuccessful collection attempts, the possibility of collection is remote. The allowance for doubtful accounts was determined to be zero at December 31, 2007.

Investments

The company classifies its marketable securities as available for sale in accordance with *FAS 115 accounting for certain Investment in Debt and Equity Securities.* Realized gains and losses, determined using the first-in, first-out (FIFO) method are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Furniture and Equipment

Furniture and equipment are carried at cost, less accumulated depreciation ($89,201 at December 31, 2007). Depreciation is calculated on the straight-line method over the estimated useful lives of the underlying assets, which range from three to seven years.

Income Taxes

Income taxes are accounted for under the asset and liability method as prescribed by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amounts of any tax benefits that, based on available evidence, are not expected to be realized.

Revenue Recognition

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

The Company's policy is to expense advertising and promotion costs as the costs are incurred. Advertising cost for the year ended December 31, 2007, was $41,120.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: MARKETABLE SECURITIES

The portfolio, classified as available for sale, is stated at fair value as determined by quoted market prices on December 31, 2007. The portfolio, consisting of common stock, is summarized as follows:

Cost	$ 9,603
Unrealized Holding Gains	20,091
Fair Value	$ 29,694

NOTE 4: RELATED PARTY TRANSACTIONS

As of December 31, 2007, ELA has been advanced $55,000 in the form of a promissory note from its sole stockholder, Ewing Capital Partners, LLC (the "Partnership"). The note bears 6% interest per annum and is due on demand. During 2007, the Company incurred $3,385 of interest expense. In addition, ACE also paid $20,000 in management fees to the Partnership during the year ended December 31, 2007.

During 2006, ACE organized an investment fund, "Ewing Emerging Financial Institution Fund I, LP" ("Fund I") to invest in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of ACE are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to its management agreement with Fund I, ACE received $99,830 in advisory fees for the year ended December 31, 2007.

ALLEN C. EWING & CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: RELATED PARTY TRANSACTIONS (Continued)

During 2007, ACE organized a second investment fund, Ewing Emerging Financial Institution Fund III, LP (Fund III) with similar investment criteria and objectives as Fund I. Certain officers of ACE are officers of the General Partner of Fund III. Pursuant to its management agreement with Fund III, ACE received $51,000 in advisor fees for the year ending December 31, 2007.

The General partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund LP, LLC. The sole member of the general partner is ACE.

NOTE 5: COMMON STOCK

As of December 31, 2007, common stock consisted of the following:

Allan C. Ewing & Co.:	
Common Stock, $0.10 par value, 15,000 shares authorized, 5,100 shares issued and outstanding	$ 510
Ewing Loan Advisors, Inc.:	
Common Stock, $1.00 par value, 100,000 shares authorized, 1 share issued and outstanding	$ 1

During 2007, ACE issued 5,000 shares of common stock for $100,000 to the sole stockholder of ACE, Earning Capital Partners, LLC.

NOTE 6: NET CAPITAL REQUIREMENTS

ACE is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict ACE's business activities should its net aggregate indebtedness to capital ratio exceed 15 to 1. At December 31, 2007, ACE had net capital of $279,601, which was $159,601 in excess of its required net capital of $120,000. At the same date, ACE's ratio of aggregate indebtedness to net capital was .09 to 1. Accordingly, ACE was in compliance with the net capital requirements.

NOTE 7: INCOME TAXES

Deferred income taxes result from the recognition of net operating loss carryforwards and temporary differences between the carry amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

The components of the net deferred tax asset are summarized as follows:

Net operating losses	$ 199,905
Goodwill	7,443
Depreciation	3,615
Charitable contributions	1,165
Marketable Securities	(7,557)
Net Deferred Tax Asset	$ 204,571

The Company has total net operating loss carryforwards available to offset future taxable income of approximately $618,000. To the extent not used, these loss carryforwards will begin to expire in 2023.

The benefit for income taxes shown on the statement of operations differs from the amounts that would result from applying statutory tax rates to income before taxes because of certain expenses that are not fully deductible for tax purposes.

NOTE 8: SUBORDINATED CLAIMS

As of December 31, 2007, the Company had no liabilities which were subordinate to the claims of general creditors.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Leases

The Company rents office space under operating leases having initial or remaining noncancelable terms in excess of one year in Jacksonville, Florida and Charlotte, North Carolina. Rent expense under these leases amounted to $196,677 for the year ended 2007. These leases expire in 2008. Future minimum payments under these leases amount to $55,190.

Cash

The Company places its temporary cash investments with high quality financial institutions. At time, such investments may be in excess of FDIC insured limits. The Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Schedule 1

Net capital:	
Stockholder's equity	$ 565,154
Less:	
Fixed and other nonallowable assets	278,639
Haircuts on money markets	6,914
Net capital	$ 279,601
Minimum net capital required	$ 120,000
Excess net capital	$ 159,601
Aggregate indebtedness - accounts payable and other liabilities	$ 24,109
Ratio: Aggregate indebtedness to net capital	9 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
of the Securities and Exchange Commission

There are no differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part LIA FOCUS Report for the quarter ended December 31, 2007, as amended.

This computation includes the accounts of Allen C. Ewing & Co. only and does not include the accounts of its unregulated affiliate, Ewing Loan Advisors, Inc.

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$ 174,000	$ 1,226	$ -	$ 175,226
Restricted cash	100,000	-	-	100,000
Marketable securities	29,694	-	-	29,694
Accounts receivable	6,930	60,541	-	67,471
Due from related party	69,791	-	(69,791)	-
Deferred tax asset	177,959	26,612	-	204,571
Furniture and equipment, net	21,471	284	-	21,755
Other assets	9,418	-	-	9,418
TOTAL ASSETS	$ 589,263	$ 88,663	$ (69,791)	$ 608,135
LIABILITIES AND STOCKHOLDER'S EQUITY				
Accounts payable and accrued expenses	$ 24,109	$ 14,003	$ -	$ 38,112
Due to parent	-	124,791	(69,791)	55,000
Total Liabilities	24,109	138,794	(69,791)	93,112
STOCKHOLDER'S EQUITY:				
Controlling interest:				
Common stock	510	1	(1)	510
Additional paid-in capital	896,703	-	-	896,703
Accumulated deficit	(344,593)	(50,132)	50,132	(344,593)
Accumulated other comprehensive income	12,534	-	-	12,534
Total Controlling Interest	565,154	(50,131)	50,131	565,154
Noncontrolling Interest in Affiliate	-	-	(50,131)	(50,131)
Total Stockholder's Equity	565,154	(50,131)	-	515,023
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 589,263	$ 88,663	$ (69,791)	$ 608,135

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
REVENUES:				
Investment banking fees	$ 530,057	$ -	$ -	$ 530,057
Loan placement fees	63,202	-	-	63,202
Private placement fees	368,422	-	-	368,422
Brokerage commissions market securities	288,453	-	-	288,453
Ewing Fund I Mgmt and admin. fees	99,830	-	-	99,830
Ewing Fund III Mgmt and admin. fees	51,000	-	-	51,000
Loan review fees	-	194,935	-	194,935
Interest and dividend income	16,377	-	-	16,377
Total Revenues	1,417,341	194,935	-	1,612,276
EXPENSES:				
Investment banking commissions	221,444	-	-	221,444
Loan participation commissions	35,684	-	-	35,684
Private placement commissions	177,263	-	-	177,263
Brokerage commissions	89,191	-	-	89,191
Ewing Fund III commissions	21,991	-	-	21,991
Total commissions and expenses	545,573	-	-	545,573
				-
Salaries, consultants, and employee benefits	430,495	5,767	-	436,262
General and administrative	326,286	48,897	-	375,183
Occupancy and maintenance	196,677	-	-	196,677
Total operating and administrative expenses	953,458	54,664	-	1,008,122
Brokerage and clearing	118,393			118,393
Loan review costs	-	123,961	-	123,961
Professional and regulatory	143,679	-	-	143,679
Advertising and promotion	40,820	300	-	41,120
Depreciation	12,777	569	-	13,346
Interest expense	-	3,385	-	3,385
Total other expenses	315,669	128,215	-	443,884
Total Expenses	1,814,700	182,879	-	1,997,579
LOSS BEFORE INCOME TAX BENEFIT	(397,359)	12,056	-	(385,303)
INCOME TAX BENEFIT (PROVISION)	143,843	(4,262)	-	139,581
NET (LOSS) INCOME	$ (253,516)	$ 7,794	$ -	$ (245,722)

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF CASH FLOWS
DECEMBER 31, 2007

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net Income (Loss)	$ (253,516)	$ 7,794	$ -	$ (245,722)
Adjustments to reconcile net income (Loss) to net cash provided (used) by operating activities:				
Depreciation	12,777	569	-	13,346
Deferred tax expense	(143,843)	4,262	-	(139,581)
Net changes in:				
Accounts receivable	49,790	14,213	-	64,003
Other assets	12,701	-	-	12,701
Accounts payable and accrued expenses	(25,618)	13,234	-	(12,384)
Net Cash Provided (Used) By Operating Activities	(347,709)	40,072	-	(307,637)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of fixed assets	(7,235)	-	-	(7,235)
Advance to related party	25,018	-	(25,018)	-
Net Cash Provided (Used) By Investing Activities	17,783	-	(25,018)	(7,235)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Net repayments to parent	-	(38,918)	25,018	(13,900)
Net repayment from officer	49,275			49,275
Issuance of common stock	100,000	-	-	100,000
Net Cash Provided (Used) By Financing Activities	149,275	(38,918)	25,018	135,375
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(180,651)	1,154	-	(179,497)
CASH AND CASH EQUIVALENTS, BEGINNING	354,651	72	-	354,723
CASH AND CASH EQUIVALENTS, ENDING	$ 174,000	$ 1,226	$ -	$ 175,226

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4913
Phone: 904.396.4015
Fax: 904.399.4012
www.thelbagroup.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the consolidated statements of Allen C. Ewing & Co. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

LBA

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

February 08, 2008

END

LBA